FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                30 September 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding De-registration from SEC sent to the London Stock Exchange on 30 September 2005.






For release at 7:00 am GMT

O2 plc

30 September 2005


                         O2 plc (the "Company" or "O2")
 Certification as to De-registration of O2 Ordinary Shares from US Securities &
                              Exchange Commission

The Company announces that on 29 September 2005 it filed a Form 15 with the US Securities and Exchange Commission, or SEC, certifying as to de-registration of its ordinary shares from the SEC. De-registration will occur 90 days after 29 September 2005 or such shorter period as the SEC may determine.

The number of the Company's US resident shareholders must remain below 300 for 18 months after SEC de-registration in order for the Company to remain exempt from SEC registration. Until 18 months after SEC de-registration, the Company's articles of association allow the Company's directors to limit ownership of its shares by US resident shareholders, whether they hold shares directly or through nominees, by requiring these shareholders to sell their shares. The Company's board may exercise these provisions of its articles of association during this period in order to be satisfied that the number of US resident shareholders remains less than 300.

Further information:

David Nicholas                          David Boyd
Director of Communications              Head of Investor Relations
O2 plc                                  O2 plc
david.nicholas@o2.com                   david.boyd@o2.com
t: +44 (0) 771 575 9176                 t: +44(0)1753 628230

Simon Gordon                            John Crosse
Press Relations Manager                 Investor Relations Manager
O2 plc                                  O2 plc
simon.gordon@o2.com                     john.crosse@o2.com
t: +44 (0) 771 007 0698                 t: +44 (0) 1753 628198




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 30 September 2005                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary